Via Facsimile and U.S. Mail
Mail Stop 6010


							June 14, 2005


James H. Chamberlain
Chef Executive Officer, Chief Financial Officer and Director
Xtrana, Inc.
P.O. Box 668
Sedalia, Colorado 80135

Re:	Xtrana, Inc.
	Registration Statement on Schedule 14A
	Filed May 16, 2005
	File Number 001-14257

	Form 10-K for the year ended December 31, 2004
	File No. 001-14257

Dear Mr. Chamberlain:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule 14A

General

1. In your amended filing, update all information to the latest date practicable.

2. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of Xtrana, Inc., through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to Xtrana stockholders. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.

3. Please describe the interests of your officers, directors and any relevant stockholders in any matter to be acted upon as required by
Item 5 of Schedule 14A. For example, please explain if any of your officers or directors have interests in your proposed reverse acquisition of Alpha Innotech Corporation that are different from, or in addition to, the interests of the stockholders.

4. Please supplementally provide us with copies of your board books and any other materials prepared by the Mentor Group, Inc. that were provided to the board of directors, including drafts of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review these materials.

5. You have indicated on page 51 that shareholders do not have dissenter`s rights with respect to the amendment to the Certificate of Incorporation and the reverse stock split. Please revise to disclose that shareholders also do not have dissenter`s rights with respect to the merger, if accurate. If they do have dissenter`s rights with respect to the merger, please describe the statutory procedure required to be followed by dissenting shareholders in order to perfect rights of appraisal. This discussion should address whether a shareholder`s failure to vote will constitute a waiver of appraisal rights.

6. Please provide us with an update on the status of obtaining a permit from the California Department of Corporations.

Summary, page 1

7. Please revise the summary term sheet to include cross references to the more detailed disclosure in your document.


Proposal No. 1: Election of Directors, page 8

8. Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for James Chamberlain, Douglas Ayer, and
James Mahony.

9. Please disclose whether you maintain a charter for the director nomination process pursuant to Item 7 of Schedule 14A. If so, please include a current copy of the charter as an appendix to the preliminary proxy statement. If not, please so state.


Proposal No. 2: The Merger, page 15

General

10. In addition, please disclose whether you have any plans to issue the common stock resulting from the reverse stock split other than for issuance pursuant to the merger. We may have further comments.

Background of the Merger, page 15

11. Please revise to provide a detailed discussion of all meetings held to discuss the search for a merger candidate and the merger with
Alpha Innotech. The discussion should address whether other companies were considered, whether a search for a merger candidate was conducted and if a search were conducted what the search entailed. The discussion of each meeting relating to the merger with
Alpha Innotech should include information as to when the meeting took
place, who initiated the contact, who was present, the issues were
discussed and any decisions that were made.   In accordance with
the
requirements of Instruction 7(b)(7) of Item 14 of Schedule 14A and
Item 1005(b) of Regulation M-A, you should describe in detail the nature and substance of the deliberations conducted at meetings. The disclosure should provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of the board`s deliberations in the period beginning in September 2004 and ending with the execution of the Agreement and Plan of Merger in December 2004. Broad generalizations about topics covered during these meetings are not sufficient.

12. We note your disclosure on page 21 that the Board identified and investigated a number of potential opportunities. Please revise this discussion to provide more details about the other merger partners that were considered. You should include a brief description of the other candidates, whether there were any discussions or negotiations with these parties, and why you decided to pursue this merger instead. We may have further comments.
13. Please describe in reasonable detail how the consideration was determined and negotiated.

14. Please explain why the board determined Aduromed Corporation to not be suitable as a target company for a merger. Please describe what specific factors on page 16 they failed to satisfy.

15. We note your statement that the Board of Directors determined that Alpha Innotech met the criteria established by the Board of Directors in its review of potential merger partners. Is the "criteria" that you refer to the same as the factors that are disclosed in the paragraph preceding this statement? Please explain how the Board determined that Alpha Innotech met these criteria.

16. Please expand your disclosure to explain the amendment to the merger agreement. Identify the provisions that were revised, the effects of these revisions and the circumstances requiring the revisions.

The Merger Agreement, page 16
17. Please revise your statement that the summary "does not purport to be complete" to clarify that it addresses all material terms of the agreement and ensure that it does so.

18. Please revise the discussion of the loan from Alexandria to identify the firm that arranged the financing. Is this the party that received a warrant to purchase 900,000 shares of common stock?
If not, identify the party that received the warrant. Disclose the compensation the firm received for arranging the financing.

19. Are there any circumstances under which Alpha Innotrec would be required to pay a termination fee?

Merger Consideration, page 21

20. Please explain why you have not included as part of the merger consideration the cash delivery of approximately $2.2 million and the
$500,000 advance pursuant to the merger agreement as disclosed on page 23. To the extent you have not included all terms and provisions, please detail clearly all the consideration for the transaction. We may have further comments.

Board of Directors` Reasons for the Merger, page 21

21. Please balance the discussion of Xtrana`s reasons for the transaction with a list of adverse factors that were considered. Your brief reference to certain risks considered on page 22 is not sufficient. This discussion should address not only the difficulties associated with the acquisition agreement and integrating the combined company, but also any issues regarding Alpha Innotech itself that Xtrana`s board considered to be adverse.
22. Please expand the factors considered by the board of Xtrana in approving the Agreement and Plan of Merger to discuss each itemized factor in reasonable detail so that the reader understands the board`s thought process. Each of the material reasons for the board`s decision, both positive and negative, should be expanded so that the reader understands the nature of the factors considered, the board`s conclusions and observations about such factors, and how such information influenced the board`s deliberations. For example, to be meaningful for shareholders, the list of factors on page 16, should also discuss what conclusions the board reached about the two companies` compatibility and how each factor weighed in favor of approving the merger.
23. Please provide us supplementally with copies of any non-public information - documents, financial forecasts, projections and presentations - used by or on behalf of Xtrana in the merger negotiations. We may have additional comments.

Opinion of Financial Advisor to the Board of Directors, page 23

24. Please revise the discussion to ensure that the assumptions made, matters considered and limitations on the review undertaken are disclosed in the proxy statement itself.

25. Please revise the statement in the fifth paragraph on page 24 that states that the opinion is for the sole use and benefit of the
Board of Directors to clarify that the shareholders have a right to use the opinion.

26. We note your statement that you express no opinion regarding the liquidity value of any entity. Please revise to explain why
Mentor
did not consider the liquidation value of Xtrana in rending the fairness opinion.

27. Please specify how the Mentor Group selected the publicly traded companies that it deemed generally similar to Alpha Innotech for purposes of its comparable company analysis. What were the criteria used to make the selection? If there were any companies that met the selection criteria that were excluded from the analysis, please revise to explain why they were excluded.

28. Please explain the judgments and assumptions Mentor made with respect to industry performance, general business, economic, market and financial conditions.

29. Is the NFY revenue a projection? If so, explain how Mentor calculated NFY for comparable companies.

30. Were the transactions selected the only transactions involving target companies in the life sciences tools industry during the last five years? If there were other transactions meeting these criteria, explain why those transactions were excluded from the analysis.

31. We note that for each revenue multiple calculated Mentor came up
with a range and then selected a narrower range.  Please disclose how
the Mentor Group selected the narrower range used to calculate an
enterprise value for Alpha Innotech.   Also, disclose how Mentor
selected discount rates used in its calculations.

32. Explain why Alpha Innotrech`s projections are not material and are not required to be disclosed. Supplementally, provide us with copies of the forecasts of Alpha Innotech provided to the Mentor
Group.  We may have further comments.

33. In your discussion of the net asset approach, please explain the adjustments to the asset and liability values.

34. It is not clear how Mentor reached the conclusion that the transaction was fair to the shareholders or Xtrana. We note that in each of these analyses, you have calculated an enterprise value for
Alpha Innotrech. How did you conclude that the transaction was fair to the shareholders of Innotrech? For example, did you compare the enterprise value of Innotrech to the market value of the outstanding shares of Xtrana or the net asset value of Xtrana?

Description of Xtrana Capital Stock, page 30

35. Please state the expiration date of the options, and state whether the expiration date may be extended and, if so, how.

36. Please state whether the expiration date on the warrants may be extended and, if so, how. Please also clarify whether the warrants are callable and, if so, how and when you could call the warrants.

Alpha Innotech Business and Financial Information, page 31

General

37. Please revise to provide a detailed discussion of your products.
Your discussion should clarify which products are currently available and which products are under development. For products under development, indicate the stage of development. As currently written, the nature of Alpha Innotech`s business and products are not clear. We may have further comments.

38. Please consider including a comprehensive risk factors section of
Alpha Innotech`s business operations.

Overview, page 31

39. If they maintain a website, please disclose Alpha Innotech`s
URL.

Market Opportunity, page 31

40. Please quantify the size of Alpha Innotech`s target market.

Technology, page 31

41. Please revise to explain the nature of the technology covered by the patents. Disclose the identity of the assignee and the licensee.
Include a discussion of the material terms of the license and assignment agreements.

42. Please disclose the expiration dates for the two U.S. patents for which Alpha Innotech is an assignee.

Customers, page 31
43. To the extent that any of Alpha Innotech`s customers account for
10% or more of its revenues, please specifically identify such.
If
you have agreements with these parties, please describe the material terms of the agreements.

Distribution, page 31

44. If you are substantially dependent on any distribution agreements, please revise to describe the material terms of the agreements.

Financial Information, page 32

45. Please revise the document to include the following information for Alpha: selected financial data, pro forma selected financial data, supplementary financial information, and per share data of the registrant and company being acquired. Refer to Items 3(d)-(f) and
17(b)(3)-(4) of the Rules for Form S-4.

Management`s Discussion and Analysis of Financial Condition for the
Fiscal Year Ended December 31, 2004 and Quarter Ended March 31,
2005,
page 32

Liquidity and Capital Resources, page 36

46. Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. Consistent with Section IV of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company`s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions.

47. Please revise this discussion to reference the additional $1.5 million of financing in the section titled "Alpha Innotech Loan from
Alexandria" at the bottom of page 19.

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Information,
page
44

48. Please revise these notes to include detailed discussion of the accounting treatment applied as a result of this merger. Include a detailed discussion of the shares issued and the shares outstanding prior to the merger. Include a note that reconciles the shares used in calculating the per share information. Also revise these discussions to include specific references within the statements that specifically detail the reason and impact of each adjustment on those statements.

49. Please explain to us the appropriateness of backing out all of the operations of Xtrana on a pro forma basis in the pro forma statements of operations.

Exchange of Stock Certificates, page 50

50. In the table titled "Reverse Stock Split" on the top of page
51
you include line items that disclose the number of shares that will be issued as a result of the merger transaction. Please include a reconciliation of how you arrived at these amounts from the number of shares and warrants disclosed in the historical financial statements of Alpha included as Exhibit C.


Proposal No. 3: Amend the Company`s Certificate of Incorporation to
Provide for a Reverse Stock Split, page 48

51. Please disclose how many shares are currently authorized and how many will be outstanding after the merger.

Incorporation by Reference, page 56

52. Please revise to include the file number of the periodic reports incorporated by reference.


Proxy Card

53. We note that your proxy card grants discretionary authority to vote on other matters as may properly come before the meeting. Please make this discretionary authority a separate proposal that shareholders can vote on. Also, please note that such discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. If you anticipate that you may adjourn the meeting to solicit additional votes, revise to include a separate vote on this matter.

Financial Statements - Alpha Innotech Corporation - December 31,
2004

Report of Independent Auditors, page C-10

54. Please include a completed and electronically signed accountant`s report. See Rule 3-02 of Regulation S-T, which discusses signatures in electronic submissions. Retain the manually signed documents for a period of five years.

Consolidated Balance Sheets, page C-11

55. Please disclose the aggregate liquidation preference of your "Redeemable Convertible Preferred stock" on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies, page C-16

Segment Reporting

56. Please revise your disclosure to address the requirements to include the enterprise wide disclosures required by paragraphs 36-
39
of SFAS 131. Specifically address the need to disclose product or similar product revenues.

Revenue Recognition, page C-17

57. Please revise your discussion of your policy related to software sales to address how the criteria referenced here apply to the specific facts and circumstances related to your sales to which you apply this policy.


4.  Debt, page C-21

BFI Business Finance Line of Credit, page C-21

58. Please revise your discussion of this line of credit to disclose the amount available at year-end under the terms of the line considering that it has a limit of "up to 80% of the Company`s accounts receivable."

7.  Redeemable Convertible Preferred Stock

Conversion, page C-25

59. Please explain to us the facts and circumstances that resulted in the apparent adjustment to the conversion rate for the Series A shares. Include a discussion of the accounting consequences of this adjustment including references to the specific paragraphs within the accounting literature upon which you relied to determine this treatment.

Warrants for Common Stock, page C-26

60. We note your disclosure in the first paragraph of this section that warrants were issued to your shareholders to purchase an aggregate of 1 million shares of common stock "as additional consideration for the shareholders` investment in the Company". Please explain your statement that the fair value of $240,000 was a discount to notes payable and should be recorded as interest expense for the year ended December 31, 2004. We do not understand the correlation to notes payable here.

61. Please explain to us how you determined the fair value assigned to the warrants that were issued upon the forfeiture of salaries discussed in the second paragraph of this section. Include specifically how the fair value of the warrants issued related to the
$363,000.

11.  Prior Period Adjustment, page C-29

62. Please revise this note to include a better discussion of the nature of the revenue that prematurely recognized and what caused the error. Also include a discussion of any impact that the recognition of this previously unrecorded deferred revenue had on the current periods.

Form 10-K for the year ended December 31, 2004

63. Please file your consulting agreement with James Chamberlain as an exhibit.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact James Peklenk at (202) 551-3661 or Jim
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director





??

??

??

??

James H. Chamberlain
Xtrana, Inc.
Page 11